Exhibit 99.1

NEVADA GEOTHERMAL POWER INC AWARDED US$57.9 MILLION FEDERAL GRANT FOR BLUE MOUNTAIN ‘FAULKNER 1’

VANCOUVER, B.C. (November 12, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that the United States Department of the Treasury has informed NGP that the Company’s application in the amount of US $57.9 million for Specified Energy Property in Lieu of Tax/Credits relating to the Blue Mountain ‘Faulkner 1’ geothermal power plant has been approved under Section 1603, Division B of the American Recovery and Reinvestment Act of 2009.  Payment of the full amount is expected on or before November 15, 2009.

The ‘Faulkner 1’ geothermal power plant was placed in service on October 9, 2009 and is currently producing power at a sustainable rate of 27 megawatts (MW) net. As previously released, plant output is limited by deep injection capacity. Three additional deep wells are planned to bring the plant up to full production capacity of greater than 40 MW (net). The Company reports that grant funds will be used to complete the additional drilling and pipeline connection.

Plant capacity tests indicate that the power conversion system is approximately 20% more efficient than the base design. The improved efficiency results from both higher brine inlet temperature to the plant and a more efficient power conversion. Thus the company expects the net output of the plant can be increased up to 47 MW (net) with additional fluid production.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

NGP’s phase 1 development at Blue Mountain ‘Faulkner 1’ geothermal power plant is Generating Revenue and the Power is On!

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Paul Mitchell Nevada Geothermal Power Inc. Telephone: 604-688-1553 X118 Toll Free: 866-688-0808 X118 Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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